FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of October, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

October 27, 2003

Hanson PLC statement in response to the California Attorney General's complaint regarding San Francisco Bay sand dredging royalties

The Attorney General for the State of California has filed a complaint in the San Francisco Superior Court regarding additional royalty payments that he claims are due to the California State Lands Commission ("SLC") in connection with sand dredging operations in the San Francisco Bay carried out by Hanson subsidiaries acquired in 1999.

The complaint contends that the Hanson subsidiaries ("Hanson") and their predecessor companies wrongfully calculated royalties due to the SLC on various leases under which they dredge sand from the San Francisco Bay and failed to pay the SLC for other sand dredged in the Bay.

Hanson will defend itself against the complaint filed by the Attorney General. Hanson's interpretation of the terms of its leases in the San Francisco Bay, and the calculation of the associated royalties, was confirmed by the SLC following its audit of Hanson's royalty payments in 2001. Hanson will also contend that the Attorney General is adopting a stance that is inconsistent with standard mineral royalty procedures. Consequently, Hanson does not believe that there are adequate grounds to support the allegations made, or the amount of damages being sought, by the Attorney General.

California is an important market for the Hanson group and it believes that it is fulfilling its obligations to the State of California. The group aims to be a good corporate citizen wherever it operates.

Inquiries                    Justin Read
                                     Hanson PLC
                                    +44 (0)20 7245 1245

Notes

In July 1999, Hanson acquired the sand mining businesses of Tidewater Sand and Gravel, Inc., and its affiliate Moe Sand Co. ("Tidewater"). In December 1999, Hanson acquired the businesses of Olin Jones Sand Co. and its affiliate Jones Sand Co. ("Jones").

Tidewater was privately owned and headquartered in Oakland, California. Tidewater has served the San Francisco Bay Area construction industry with high-quality construction grade aggregates since the mid-1950's. The company was one of the larger Bay Area construction materials suppliers.

Jones was also a sand mining business and it supplied the Bay Area construction industry from two distribution sites at Martinez and Antioch, California.

In 2002 these operations dredged approximately 2 million tons of aggregates from the San Francisco Bay.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   October 27, 2003